TanTech Holdings Ltd.

F11, T3, Herui Technology Center,

No. 475 Chang He Road, Bingjiang District,

Hangzhou 310052, China

+ 86 (571) 8755 5802

October 28, 2016

VIA E-MAIL

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

RE:	Tantech Holding Ltd.

Form 20-F for the Fiscal Year Ended

December 31, 2015

Filed April 29, 2016

File No. 001-36885

Dear Mr. Terence:

On behalf of Tantech Holdings Ltd. (“Tantech”, the “Company”, “we”, “us”, or “our”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s email, dated September 30, 2016, with respect to our annual report on Form 20-F filed with the Commission on April 29, 2016, file no. 001-36885 (the “Annual Report”). Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Form 20-F (“Amendment No. 1” or the “Annual Report”).

We understand and agree that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the period ended December 31, 2015

Results of Operations, page 63

1.	According to your disclosure on page 64, revenue in your consumer product segment decreased primarily due to a disruption in the supply of barbecue charcoal and weak demand for bamboo vinegar. It appears there are known trends and uncertainties that could materially impact your operations. As such, please expand your disclosures to highlight the underlying factors that are impacting and might be expected to continue to impact your consumer products segment in fiscal year 2016. Your disclosures should include sufficient detail for an investor to understand the underlying reasons behind the temporary disruption and weak demand and whether those impacts are reasonably expected to continue in fiscal year 2016. See Item 303(a)(3) of Regulation S-K. See also Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification.

2.	Please expand your disclosures to quantify all the material factors that are disclosed as materially impacting your results of operations. To the extent your disclosures include impacts due to volume of product provided, and/or average price, please also ensure that those are sufficiently quantified for an investor to understand the impact of each. For example:

●	Quantify the dollar amount of the decrease in sales of bamboo vinegar due to weak demand.

●	Quantify the dollar impact to sales from the changes in units and average selling prices of air purification products and deodorizer products.

●	Quantify the amount of the decreases in expenses for promotion, export and shipping and handling, which are described as the key factors in the change in selling expenses.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comments above and have revised our disclosure on pages 64-65 of Amendment No. 1 accordingly. For your reference, it reads as follows:

In our consumer product segment, the revenue decreased to approximately $43.2 million in 2015 from approximately $53.1million in 2014. The decrease was primarily attributable to the decreased sales of barbecue charcoal designed for domestic market and lower sales of deodorizer and bamboo vinegar in 2015. In particular, the revenue from barbecue charcoal for domestic market decreased by approximately $4.9 million in 2015 compared to 2014. The decrease was primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The environmental policies in certain localities has been tightened in Daxinganling Region. Charcoal kilns are gradually shutting down by the government. From 2016, we are no longer able to purchase from our second largest supplier Tahe Xinzhongda Carbon Co. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years. In 2015, the overall household products sector experienced general slowdown due to weak economy condition in China. Given the nature of our Charcoal Doctor line of products, people are increasingly buying these household products online with unknown brands in order to save money. Therefore, orders from our major customers, which are third party distributors and retail stores, have decreased considerably. We are expecting lower sale volumes from our major customers in the coming years until the economic conditionsimprove. In particular, the revenue from bamboo vinegar products decreased by approximately $2.8 million in 2015 compared to 2014.We sold approximately 0.6 million items of bamboo vinegar products in 2015 compared to approximately 1.6 million items sold in 2014. The revenue from deodorizer products decreased by $1.5 million in 2015 compared to 2014.We sold approximately 4.4 million pieces of air purification products and 7.7 million pieces of deodorizer products in 2015 compared to approximately 4.9 million pieces and 7.9 million pieces sold in 2014. The average selling price of air purification products increased by 11.9% while the average selling price of deodorizer decreased by 6.7% due to the change in product mix.

Selling expenses. Selling expenses decreased by approximately $222,000 to approximately $859,000 in 2015 compared to approximately $1.1 million in 2014. As a percentage of sales, our selling expenses decreased to 1.5% of revenues in 2015, as compared to 1.7% of revenues in 2014. The decrease in selling expenses was primarily attributable to the decreased promotion expenses, decreased expenses related to export and lower shipping and handling expenses in 2015. Due to the slowdown of our bamboo-based household products, the company has removed our product billboards in several locations in Zhejiang Province. In addition, due to the decreasing sale and direct export volume of our products, in 2015, promotion expenses, export expenses as well as shipping and handling expenses have decreased by approximately 72%, 49%, and 33%, respectively, as compared to 2014.

Critical Accounting Policies, page 73

Allowance for accounts receivable and advance to suppliers, page 74

3.	As of December 31, 2015, you have over eight months of sales in net accounts receivable. Please expand your disclosure to provide an analysis of days sales outstanding for each balance sheet date presented. Address the payment terms typically stipulated in your contracts and sales agreements and discuss the typical payment history. Discuss the underlying reasons for significant instances of slow payment and receivables that remain outstanding for lengthy periods. Please provide us with an aging of your accounts receivable as of December 31, 2015, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, over three years, etc. For each category, show the amount that has been subsequently collected.

Response:

We acknowledge the Staff’s comment and the revised disclosure on page 74 of Amendment No.1 reads as follows:

Although we typically do not grant special payment terms to many of our customers, some of our customers, who are large retailors and wholesale chains, tend to require longer payment terms that are over six months but unlikely to default. As of December 31, 2015, only approximately 2% of our outstanding receivable amounts were over one year. Our most recent review of collection information indicated that $27.7 million has been collected by September 30, 2016, which represented 66% of the accounts receivable balance as of December 31, 2015. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow but we have not experienced any significant defaults on those long-aging receivable. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrued additional allowances if necessary.

The aging of the Accounts Receivable balance outstanding as of December 31, 2015 and subsequent collection as of 9/30/2016 are summarized as following:

Aging	Balance as of 12/31/2015	Subsequent Collection as of 9/30/2016	Percentage of Collection
<3 M	$16,162,170	$6,887,561	42.62%
4-6M	$14,839,366	$12,663,084	85.33%
7-12M	$9,910,369	$8,100,375	81.74%
>12M	$797,330	$10,458	1.31%
Total	$41,709,235	$27,661,478	66.32%

4.	Please tell us how much of the $15.9 million of advances to suppliers has been subsequently credited through the receipt of raw materials through the latest date available. Provide us with an aging of the balance outstanding at December 31, 2015.

Response:

We acknowledge the Staff’s comment and the revised disclosure on pages 75 of Amendment No.1 reads as follows:

We monitor our advances to suppliers account and the allowance level periodically in order to ensure our methodology used to determine the related allowance is reasonable. Our most recent review of utilization information of our advances to suppliers account indicated that approximately $13.4 million (or 84%) of the advance balances as of December 31, 2015 have been subsequently credited through the receipt of raw materials as of September 30, 2016. Based on the result of the review; we believe that our allowance for advances to suppliers as of December 31, 2015 is reasonable.

The aging of the balance outstanding as of December 31, 2015 and subsequent utilization as of 9/30/2016 is provided as following:

Aging	Balance as of 12/31/2015	Subsequent Utilization as of 9/30/2016	Percentage of Utilization
<3 M	$10,205,334	$9,888,809	96.90%
4-6M	$5,369,974	$3,495,812	65.10%
7-12M	$43,600	$15,410	35.34%
>12M	$285,115	$0	0.00%
Total	$15,904,023	$13,400,031	84.26%

Item 15. Controls and Procedures, page 100

5.	We note your disclosure that this annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, on page 24 you state, “beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.” The instructions to Item 15 of Form 20-F provide a transition period until you have filed an annual report with the commission for the prior year. Subsequent to the effectiveness of your Form F-1 on March 18, 2015, you filed your first annual report under Form 20-F for the period ended December 31, 2014, on April 30, 2015. Please advise or amend your Form 20-F to include management’s assessment on internal controls over financial reporting for the fiscal year ended December 31, 2015.

Response:

We acknowledge the Staff’s comment and the revised disclosure for Item 15 on page 100 of Amendment No.1 reads in its entirety as follows:

(a)	Evaluation of Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in the Internal Control Integrated Framework issued by the committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) as of December 31, 2015. Based on such evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934) was effective as of December 31, 2015.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

During the year ended December 31, 2015, there was no major change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Note 16. Segment information, page F-19

6.	We note your disclosure that approximately $58.1 million (99%) of revenue is attributed to revenue from China. On page 8, you indicate you sell approximately 75% of your products in China. Given the above, please help reconcile the apparent difference between the two disclosures. Furthermore, please expand your disclosures to disclose the basis for attributing revenues from external customers to individual countries. See ASC 280-10-50-41(a).

Response:

We acknowledge the Staff’s comment. Please note while 99% of our revenue was generated from China sources, some of our products were exported to other countries through our distributors or exporters. When we says we sell approximately 75% of our products in China, we actually meant that approximately 75% of our products were sold and consumed in China. We have revised related disclosure on Pages 8 and Page F-20 to read as follows:

Page 8:

While we generate approximately 99% of our revenue from China sources, we export our products through our distributors or exports to other countries. Historically, we have relied on favorable exchange rates between China and other countries to receive more orders from abroad. When Chinese currency appreciates against the U.S. dollar, Japanese yen and Euro, our products become more expensive in countries that use these currencies, and vice versa. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. See “Exchange Rate Information.”

Page F-20:

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	Year ended December 31,
	2015	2014
Revenue from China Sources	$58,129,408	$64,217,607
Revenue directly from foreign countries	700,492	1,275,499
Total Revenue	$58,829,900	$65,493,106

Approximately $58.1 million (99%) of our revenue were generated through Chinese domestic sources. However, approximately $13.3 million (23%) of revenue that were sold through domestic distributor or exporters were sold to end-customers in foreign countries. In effect, approximately 75% of our products are consumed in China and approximately 25% of our products are consumed in foreign countries.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Tantech Holdings Ltd.

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer